EXHIBIT 7

December 20, 2004

Mr. Steven J. Wagenheim
President and Chief Executive Officer
Granite City Food & Brewery Ltd.
5831 Cedar Lake Road
St. Louis Park, Minnesota 55416

Dear Mr. Wagenheim,

As you are aware, Granite City received a comment letter from the Securities and Exchange Commission dated November 30, 2004. We have been researching comment number 12 in that letter relating to the sale in 2002 of shares of convertible preferred stock with detachable warrants. We have discussed this matter with Monica Underwood and Company legal counsel and presented preliminary comments to the Company’s Board of Directors on December 16, 2004. We have completed our research and believe that the accounting for this transaction in 2002 should have included the calculation of a beneficial conversion feature. Monica has calculated the impact of this accounting difference and has shared it with you and the Board.

We believe the effect of this difference on the December 29, 2002 and December 28, 2003 financial statements is material. Accordingly, this is to advise Granite City Food & Brewery Ltd. that the financial statements for the year ended December 29, 2002 and all subsequent annual and interim periods should be restated. Furthermore, the Company should take the appropriate action to prevent future reliance on our audit report on each of those annual statements as well as the financial statements for such interim periods.

We will work cooperatively with the Company in this matter.

Sincerely,
Schechter Dokken Kanter

Andrews & Selcer Ltd.

/s/ Russell E. Andrews

Russell E. Andrews, CPA
Shareholder